SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 28, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Reports Ministry of Communications Decision to Shut Down MRT Networks Operating on Old Technologies

PARTNER COMMUNICATIONS REPORTS MINISTRY OF
COMMUNICATIONS DECISION TO SHUT DOWN MRT
NETWORKS OPERATING ON OLD TECHNOLOGIES

ROSH HA'AYIN, Israel, June 28, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, following that stated in sections 4B.8-"Our Network" and 4B.12e-x "Hearings and Examinations" of the Company's annual report for 2020 regarding the hearing published by the Ministry of Communications, or MOC, for the shutdown of 2G and 3G networks ("the Old Technologies") by year end 2025, that on June 27, 2021, the decision of the MOC was received which determines, among other things: (a) the termination of Old Technology services on December 31, 2025 (or on an earlier date, at the Company's request, subject to certain conditions); (b) a ban on the import of cellular devices that support the Old Technologies as of January 1, 2022; (c) prohibition of connecting an existing subscriber or a new customer with equipment operating on the Old Technologies (except for security forces equipment) as of January 1, 2023; and (d) setting the frequency allotments that were allocated at the time for the Old Technologies (in the 900, 1800 and 2100 Mhz bands) for usage that will also be allowed with more advanced technologies, until December 31, 2030.

The Company is examining the implications of the Ministry of Communications' decisions.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Deputy CEO & Chief Financial Officer

Dated: June 28, 2021